August 21, 2015

By EDGAR

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Attn: Ms. Erin E. Martin

Special Counsel

Division of Corporation Finance

Re: Civista Bancshares,	Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-205828

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Civista Bancshares, Inc. hereby requests that the effectiveness of the Registration Statement be accelerated to August 26, 2015, or as soon thereafter as is practicable.

Very truly yours,

CIVISTA BANCSHARES, INC.

By:	/s/ James O. Miller
James O. Miller, President and Chief Executive Officer

100 East Water Street    |     Sandusky, OH 44870    |    888.645.4121

civb.com